Mail Stop 3561   January 11, 2007

Scott Gallagher
Chief Executive Officer
FTS Group, Inc.
7610 West Hillsborough Avenue
Tampa, Florida 33615

>   **Re: FTS Group, Inc.**
>   **Amendment No. 4 to Registration Statement on Form SB-2**
>   **Filed December 12, 2006**
>   **File No. 333-133749**

Dear Mr. Gallagher:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. Please
feel free to call us at the telephone numbers listed at the end of this letter.

General

   1. Please generally update your filing to reflect data as of the most recent practicable
       date. For example, share price, number of shareholders, number of authorized
       shares, number of shares outstanding, etc.

   2. We note your response to comment 3 in our letter dated November 28, 2006. We
       continue to disagree with your conclusion and have no further comments on this
       issue.

Management's Discussion and Analysis or Plan of Financial Condition and Results of
Operations, page 20

   3. Please update all discussions to reference the most reasonably recent dates, as
       practicable. For example, your discussion is as of September 30, 2006 yet you
       disclose operating nine stores as of March 15, 2006.

Market for Common Equity and Related Stockholder Matters, page 25

4. Please update the high and low common stock prices for each interim period of financial statements included in this filing. See Item 201(a)(iii) of Regulation S-B.

Consolidated Balance Sheets, December 31, 2005 and 2004, page F-3

5. We note your responses to comments 4 and 5 in our letter dated November 28, 2006. We also note you have since revised your conclusion on the warrants' accounting treatment in your letter dated December 27, 2006. In an attempt to simplify the review process and reach a timely and appropriate accounting conclusion, please address the supplemental comments issued in our letter dated January 4, 2007 for the Item 4.02 Form 8-K/A filed on December 15, 2006 as those comments also relate to the accounting treatment for warrants in your registration statement.

Exhibit 23.1

6. Please tell us the status of the required consent from your predecessor accounting firm Withum, Smith and Brown, P.C. We refer you to comment 56 of our letter dated May 26, 2006. We also note that the accounting consent for R.E. Bassie is dated as of December 8, 2006 and will have to be updated to be within 30 days of your effective date.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Scott Gallagher
FTS Group, Inc.
January 11, 2007
Page 3

You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Michael Moran, Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu at (202) 551-3240, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Amy M. Trombly, Esq.
      Fax: (617) 243-0066